L'OREAL

RECEIVED

2007 NOV 20 P 4:31

07028150

L'OREAL
International Financial Information Department

12th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

SUPPL

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at October 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

dlw 11/21

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at October 31st, 2007

Article L 233-8 of the French "Code de Commerce" and Article 223-16 of the General Regulations of French "Autorité des Marchés Financiers" (AMF).

Total number of shares	617,968,110
Actual number of voting rights (excluding treasury stock)	597,207,210
Theoretical number of voting rights (including treasury stock)	617,968,110

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.36.



L'OREAL
International Financial Information Department

11th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from October 1st, 2007 to November 2nd, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12th/10/2007 to the 19th /10/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
12/10/2007	85 000	89,68	7 623 097,50
15/10/2007	110 000	91,07	10 017 282,00
19/10/2007	130 000	92,00	11 960 390,00
Total	**325 000**		**29 600 769,50**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 22nd/10/2007 to the 26th /10/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
22/10/2007	150 000	90,95	13 643 220,00
26/10/2007	150 000	88,90	13 335 525,00
Total	**300 000**		**26 978 745,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 22nd/10/2007 to the 26th /10/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
22/10/2007	150 000	90,95	13 643 220,00
26/10/2007	150 000	88,90	13 335 525,00
Total	**300 000**		**26 978 745,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 29/10/2007 to the 2d /11/2007 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
29/10/2007	100 000	90,29	9 028 900,00
30/10/2007	133 000	89,83	11 947 124,00
31/10/2007	100 000	90,46	9 045 730,00
02/11/2007	110 000	90,03	9 902 970,00
Total	**443 000**		**39 924 724,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



RECEIVED
2007 NOV 20

L'OREAL
International Financial Information Department

12th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Sales at September 30th 2007

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, October 24th 2007 6 pm

News Release

L'ORÉAL

SALES AT SEPTEMBER 30th 2007:

HIGH GROWTH RATE CONTINUES

12.639 billion Euros

+ 8.6% based on reported figures
+ 7.7% like-for-like

SOLID GROWTH CONFIRMED IN WESTERN EUROPE
GRADUAL IMPROVEMENT IN NORTH AMERICA
STRONG DYNAMISM IN REST OF THE WORLD

FULL-YEAR TARGETS CONFIRMED

- The sales of the L'Oréal group, at September 30th 2007, amounted to 12,639 billion euros, an increase of + 8.6% (based on reported figures).
  Like-for-like, (i.e. based on a comparable structure and identical exchange rates) the increase in the group's sales was + 7.7%.
  The net impact of changes in consolidation, mainly as a result of the acquisitions of *The Body Shop, Sanoflore, Beauty Alliance, PureOlogy* and *Maly's West*, amounted to + 4.1%. Over the full year 2007, the impact of these changes should amount to + 3.6%.
  Currency fluctuations had a negative impact of - 3.2%. (at the exchange rate of September 30th, 2007, the impact would be - 3.3% for the whole of 2007).
  Growth excluding exchange rate impact amounted to + 11.8%.

- Commenting on the figures, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said:
  "The high 3rd quarter growth rate confirms the clear acceleration of sales recorded since the start of the year. The group's expansion reflects homogeneous growth in all our divisions.
  From a geographic viewpoint, we are maintaining solid growth in Western Europe. As we had expected, the improvement in North America is gradual. And the very strong dynamism of the countries in the Rest of the World is continuing, particularly in Eastern Europe.
  In view of the strong growth achieved in the first 9 months, we can confirm our like-for-like sales growth target bracket for 2007 of + 7% to + 8%. Although full-year negative exchange rate impact has increased, we are confirming our target of double-digit net earnings per share growth in 2007."

Sales
By operational division and geographic zone

	Third quarter 2007			At September 30th 2007		
		Growth			Growth	
	€m	Like-for-like	Reported	€m	Like-for-like	Reported
By operational division						
Professional Products	615.9	+ 7.1%	+ 16.7%	1,769.4	+ 7.1%	+ 10.7%
Consumer Products	2,013.1	+ 8.0%	+ 5.8%	6,290.1	+ 8.1%	+ 5.2%
Luxury Products	938.8	+ 7.2%	+ 3.5%	2,772.1	+ 6.9%	+ 2.9%
Active Cosmetics	268.3	+ 9.4%	+ 11.0%	984.6	+ 9.9%	+ 10.0%
Cosmetics total	**3,848.9**	**+ 7.6%**	**+ 7.0%**	**11,863.4**	**+ 7.6%**	**+ 5.6%**
By geographic zone						
Western Europe	1,679.1	+ 4.0%	+ 3.7%	5,479.3	+ 3.8%	+ 3.6%
North America	1,037.9	+ 4.3%	+ 3.9%	2,967.7	+ 4.0%	+ 0.1%
Rest of the World, of which:	1,131.9	+ 17.0%	+ 15.6%	3,416.5	+ 18.3%	+ 14.8%
- *Asia*	*380.2*	*+ 13.8%*	*+ 8.1%*	*1,168.4*	*+ 13.8%*	*+ 7.0%*
- *Latin America*	*292.1*	*+ 13.6%*	*+ 11.0%*	*820.0*	*+ 15.2%*	*+ 10.3%*
- *Eastern Europe*	*260.4*	*+ 29.9%*	*+ 36.3%*	*815.9*	*+ 29.9%*	*+ 35.4%*
- *Other countries*	*199.2*	*+ 13.5%*	*+ 14.9%*	*612.2*	*+ 17.4%*	*+ 13.7%*
Cosmetics total	**3,848.9**	**+ 7.6%**	**+ 7.0%**	**11,863.4**	**+ 7.6%**	**+ 5.6%**
The Body Shop	180.2	+ 5.6%	+ 4.8%	520.7	+ 6.5%	n.s.
Dermatology(1)	95.9	+ 15.3%	+ 10.5%	255.1	+ 12.0%	+ 6.8%
Group total	**4,124.9**	**+ 7.7%**	**+ 7.0%**	**12,639.2**	**+ 7.7%**	**+ 8.6%**

(1) Group share, i.e. 50 %

Cosmetics Branch
Sales trends by division and zone

- The **Professional Products** Division recorded a like-for-like growth rate of + 7.1%, substantially outperforming the market in all zones: in the major West European countries, North America, Japan and in the emerging countries.

  - *L'Oréal Professionnel* is continuing its breakthrough in the seniors segment thanks to the success of two key product initiatives: *Color Suprême* hair colourant which is being rolled out worldwide, and the anti-ageing haircare range *Age Densiforce*.
  - *Redken* has successfully launched its *Fresh Curls* range and has internationalised its *Urban Experiment* styling range.
  - *Matrix* has accelerated its penetration outside the United States, particularly in Europe with the *Biolage* range.
  - In the dynamic luxury hairdressing market, the Division is continuing to build a comprehensive offering to meet the needs of the most exclusive salons. In addition to the fast growth achieved by *Kérastase* with *Age Recharge* and *Oléo Curl*, the Division now includes the American brand *PureOlogy* acquired in May, and the newly created *Shu Uemura Art of Hair* range, whose launch in the United States and Europe is just beginning.

- The **Consumer Products** Division achieved a good 3rd quarter, driven by excellent performances in facial skincare and make-up, and its like-for-like growth rate at the end of September stands at + 8.1%. Growth in Western Europe has been confirmed. North America's recovery is continuing. Growth in the Rest of the World is very high, especially in Russia, China, India and the ASEAN countries.

  - The major event in the third quarter was the successful launch of the facial skincare range *Skin Genesis* by *L'Oréal Paris*, which combines Pro-Xylane® and hyaluronic acid. *Skin Genesis* is strengthening the brand's position as world number 1 in the anti-ageing segment. Other major successes are the powdered mineral foundation *Bare Naturale*, the *Men Expert Hydra-Energetic* range, and *Casting Crème Gloss* hair colourant.
  - The *Garnier* brand is continuing its global roll-out, and has scored good results up to the end of September. Skincare launches are proving successful all over the world, by adapting the offering in each case: *UltraLift Deep Wrinkle A* in Europe, *Nutritioniste* in the USA, *Light Matte* in India, and *Skin Naturals Body* in Russia. The skin cleansing range *Garnier Pure* is proving successful. In hair colourants, *Garnier* is achieving strong growth with *Color Naturals* in the emerging countries and *Nutrisse* in the developed countries.
  - *Maybelline New York* launched its *Define-A-Lash* mascara in Europe, after the USA, and it is now becoming established as the number 1 mascara in very many countries. *Maybelline* foundations adapted to suit the main regions of the world have also been successful: *Superstay 16-hour Silky Foundation* in Europe, *Lumifit* in Asia, and *White Stay* in China.

- The **Luxury Products** Division achieved a like-for-like growth rate of + 6.9% in a dynamic global market. Growth was particularly dynamic in the emerging countries, such as China, Russia, Mexico and Dubai. Lastly, *Lancôme* was recently launched in India.

  - The success of the new fragrances and the good performance of the existing portfolio have enabled the Division to bolster its position as world number 1 in prestige perfumes. The launch of *Diesel Fuel for Life* (for men and women) - which has won leading positions in all markets - is very promising. The fragrances *Explorer* by *Ralph Lauren* for men and *Emporio Armani Diamonds* for women have also made a good start in the United States, where they have just been launched. *Hypnôse Homme* by *Lancôme* and *Attitude* by *Giorgio Armani* are continuing to perform well at international level.
  - *Lancôme* is strengthening its positions in anti-ageing skincare with *Absolue Premium βx* and the new line *Rénergie Morpholift R.A.R.E.* The brand is also asserting its leadership in mascara with *Virtuôse.*
  - With the launch of its *Premium* range *Armani Crema Nera, Giorgio Armani* is furthering its strategy of creating a global beauty brand. *Kiehl's* is completing its international network with the opening of several boutiques around the world. *Shu Uemura* is developing its positions with the help of its new *Phyto Black Lift* line with Pro-Xylane® and *Face Architect* foundation.

- The growth of **Active Cosmetics** is continuing with a strong like-for-like growth rate of + 9.9%, especially in facial skincare.

  All the brands are making good advances, thanks to the lasting success of existing products and the positive impact of launches such as the skincare lines *Aqualia Thermal* by *Vichy*, and *Substiane* and *Toleriane Facial Fluid* from *La Roche-Posay*. *Innéov* sales are also growing strongly thanks to the launch of *Innéov Cellulite.*

Solid growth confirmed in Western Europe

With a like-for-like sales increase of + 3.8%, and a market that remains strong, growth is solid in Western Europe. Sales trends are extremely favourable in **Great Britain** and in **Spain**.

- The *Professional Products* Division turned in good performances in all the countries, particularly in Germany. The American brands *Matrix* and *Redken* are growing strongly, fulfilling their role as growth relays in Europe.
- The *Consumer Products* Division has outperformed the market in sell-through terms. In the haircare businesses, where *L'Oréal Paris* and *Garnier* hold very strong positions, sales growth remains positive, driven by the success in hair colourants of *Casting Crème Gloss* and *Nutrisse*. In skincare and make-up, the Division is growing significantly faster than the market, with double-digit growth at end-September. All the European countries have positive growth rates, with Spain, Switzerland, Sweden and Great Britain all performing particularly well.
- Growth in the *Luxury Products* Division is high, particularly in Great Britain and France. It has been galvanised by the advances made by the designer fragrance brands and the success of *Diesel Fuel for Life*. *Shu Uemura* and *Kiehl's* are successfully continuing their brand roll-outs.
- For *Active Cosmetics*, the third quarter was notable for the rapid development of *La Roche-Posay* and the acceleration of the sales of *Innéov*, which is now number one on the European nutricosmetics market.

Gradual improvement in North America

In North America, sales growth was + 4.0% against a background of slightly slower market growth, with clear market share gains for the group.

- The *Professional Products* Division strengthened its number one position through 3 strategic moves. It first strengthened control of the distribution of its brands by continuing to reorganise their distribution with the integration of *Beauty Alliance* and *Maly's West*, professional distributors to hair salons. It also intensified its presence in the booming segment of the most exclusive salons, with the acquisition of *PureOlogy* and the launch of *Shu Uemura Art of Hair*. Lastly, the initiatives of its brands in hair colourants have enabled it to develop its positions in this market.
- The *Consumer Products* Division has continued to win market share by increasing sell-through twice as fast as the market, thanks to an excellent performance in make-up with the success of *Bare Naturale* and *Infaillible Lip* from *L'Oréal Paris* and *Define-A-Lash* from *Maybelline*, and in skincare following the launch of *Nutritioniste* by *Garnier* and *Skin Genesis* from *L'Oréal Paris*.
- The *Luxury Products* Division is strengthening its skincare positions thanks to the success of *Absolue βx* and *Collaser Yeux* and a good start for *Rénergie Morpholift R.A.R.E.* In fragrances, the Division has strengthened its number one position in the men's segment with the launch of *Attitude* by *Giorgio Armani* and *Explorer* by *Ralph Lauren*, while the launches of *Diamonds* from *Emporio Armani* and *Diesel* perfumes are very promising.
- The *Active Cosmetics* Division is continuing to roll out the *Vichy* and La *Roche-Posay* brands, and *Skinceuticals* is still growing strongly.

Strong dynamism in Rest of the World

With a like-for-like sales increase of +18.3%, the Rest of the World zone is continuing to produce very rapid growth.

The dynamism of the **Asia Zone** is continuing, with like-for-like growth of + 13.8% enabling the group to score major market share gains.

- In Japan, growth was slightly positive in line with the market. It is being driven by the strategic advances of the *Professional Products* Division, which has seen sales of its *L'Oréal Professionnel* and *Kérastase* brands grow rapidly. The success of *L'Oréal Paris* in haircare with *Elsève* is also contributing to sales growth.
- Asia excluding Japan is again proving buoyant at + 17.4%, reflecting good trends both in China and in the ASEAN countries.
- In China, L'Oréal Paris has become the number one beauty brand in its distribution universe, thanks to the success of *Revitalift* and *Men Expert*. The *Luxury Products* Division meanwhile is maintaining its leadership thanks to the success of *Absolue* and the *Men's range* from *Lancôme*, the number one brand on the market, and *Biotherm* which is now number 6 on the market
- Growth in the ASEAN countries is strong, thanks in particular to the very good performance of the *Consumer Products* Division with its brands *L'Oréal Paris* and above all *Garnier*. In Thailand, where the group is making large market share gains, the growth rate of + 21.0% is bolstered by the success of *Light* skincare by *Garnier*, backed up by the successful launch of *Elsève* by *L'Oréal Paris* in the haircare segment.

With like-for-like growth of + 29.9%, the **Eastern Europe** zone is continuing to advance very rapidly, particularly in Russia, Ukraine and Croatia.

- The *Professional Products* Division has continued to expand strongly in all the countries concerned. *Matrix* is moving into a steadily increasing number of salons.
- The growth of the *Consumer Products* Division is being boosted by the scores in Russia, Romania and Ukraine, three countries in which the *L'Oréal Paris* and *Garnier* brands are quickly building up their positions in skincare and make-up.
- In a highly dynamic market context, the *Luxury Products* Division is continuing to see all its brands record strong sales growth in all the countries. It is also bolstered by the success of brands which have just been rolled out, such as *Kiehl's* and *Giorgio Armani make-up* in Moscow.
- The *Active Cosmetics* Division is growing fast. *La Roche-Posay,* which is continuing its development in the major countries of this zone, has been launched in Romania, Slovenia and Croatia.

Sales in **Latin America** have grown by + 15.2% like-for-like.

- The group has recorded spectacular growth rates in Venezuela, Colombia, Argentina and Uruguay.
- In Brazil, the revamping of the *Colorama* nail varnish range has strengthened the brand's leadership in mass-market make-up. The *Matrix* brand is going from strength to strength throughout the country and the *La Roche-Posay* brand is maintaining its leadership in the dermocosmetics market.
- In Argentina, following the crisis that affected the country a few years ago, sales growth is now high at + 35.2% like-for-like, in an extremely dynamic market. The group was the main partner of the Worldwide Congress of Dermatology recently held in Buenos Aires, attended by more than 12,000 dermatologists from all over the world.

  The *Consumer Products* Division is expanding rapidly, thanks to the successes scored by *Elsève Volume Control* from *L'Oréal Paris* and the *Miss Ylang* range by *Maybelline* in mass-market make-up. The *Professional Products* Division has strengthened its leadership with hairdressers, thanks to the success of *Kérastase*, and is extending distribution of the *Redken* brand. *Active Cosmetics* is driving home its advantage as the number one partner of pharmacists and dermatologists.

In the **Other Countries**, like-for-like sales growth amounted to + 17.4%. Growth is strong in India, particularly for *Garnier* in skincare and haircare. In the Maghreb and the Middle East, growth is also very solid thanks to haircare, skincare and make-up. In Australia, the successful launch of the *Elvive* range has enabled the *Consumer Products* Division to win market share. All the Divisions have seen their sales grow strongly in Dubai.

The Body Shop

Like-for-like sales growth at **The Body Shop** amounted to + 6.5%.
Retail sales (1) increased by + 9.3%. With a comparable store base (2), the increase in sales amounted to + 4.8%, after a very dynamic 3rd quarter.
Sales were particularly high in Japan and Hong Kong, and in several countries in Western Europe (Netherlands, Great Britain) and in the Rest of the World (South Africa, Baltic countries, United Arab Emirates).
New products are galvanising growth, particularly in make-up and skincare.
141 stores have been opened since October 1st 2006, making a total of 2,351 in 59 countries.

(1) Retail sales: total sales to consumers through all channels.
(2) Retail sales with a comparable store base: total sales to consumers by stores which operated continuously throughout the first-half period (January 1st to September 30th 2007) and the same period in 2006.

Dermatology

Galderma's worldwide like-for-like sales have grown + 12.0% with balanced growth in the U.S. and the other regions of the world. In the U.S., the launch of *Differin®* 0.3%, an important new treatment option for acne patients, significantly accelerated the product's global performance. Other core brands contributing to the Company's strong double-digit growth were the *Clobex®* range for psoriasis, which continues to gain broad acceptance in the market, *Cetaphil*, *Galderma's* therapeutic skin care product line and *Loceryl®*, the topical treatment for fungal nail infections.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and
Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

Annex:

L'Oréal group sales 2006/2007
(€ millions)

	2006	2007
First quarter:		
Cosmetics	3, 872.3	4, 030
The Body Shop	-	169
Dermatology	66.1	69
First quarter total	3, 938.4	4, 268
Second quarter:		
Cosmetics	3, 761.1	3, 984
The Body Shop	-	172
Dermatology	86.0	90
Second quarter total	3, 847.1	4, 246
First half:		
Cosmetics	7, 633.4	8, 014
The Body Shop	-	341
Dermatology	152.1	159
First half total	7, 785.5	8, 514
Third quarter:		
Cosmetics	3, 597.5	3,849
The Body Shop	171.9	180
Dermatology	86.8	96
Third quarter total	3, 856.2	4,125
Nine months:		
Cosmetics	11, 230.9	11,863
The Body Shop	171.9	521
Dermatology	238.9	255
Nine months total	11, 641.7	12,639
Fourth quarter:		
Cosmetics	3, 780.5	
The Body Shop	263.0	
Dermatology	104.8	
Fourth quarter total	4, 148.4	
Full year		
Cosmetics	15, 011.4	
The Body Shop	435.0	
Dermatology	343.7	
Full year total	15, 790.1	

END